UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THORNBURG MORTGAGE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

885218800

(CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue, 35th Floor

New York, New York 10022

Telephone:  (212) 230-9487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885218800

1.	Name of Reporting Person
TMA Ltd.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)

14.	Type of Reporting Person CO

CUSIP No. 885218800

1.	Name of Reporting Person
TMA (Cayman) L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 0% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 885218800

1.	Name of Reporting Person
MP TMA L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 92,892,512 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 92,892,512 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,892,512 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.9% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 885218800

1.	Name of Reporting Person
MP TMA (Cayman) L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,669,300 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 27,669,300 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,669,300 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.5% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson Global Partners III LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,561,812 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,561,812 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,561,812 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.5% (See Item 5)

14.	Type of Reporting Person HC

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson Global Opportunities Partners III LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 92,892,512 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 92,892,512 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,892,512 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 21.9% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson Global Opportunities Partners (Cayman) III LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,669,300 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,669,300 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,669,300 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.5% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson Global Advisers LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,561,812 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,561,812 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,561,812 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.5% (See Item 5)

14.	Type of Reporting Person IA

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,561,812 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,561,812 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,561,812 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.5% (See Item 5)

14.	Type of Reporting Person HC

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,561,812 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,561,812 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,561,812 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.5% (See Item 5)

14.	Type of Reporting Person HC

CUSIP No. 885218800

1.	Name of Reporting Person
David J. Matlin

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,561,812 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,561,812 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,561,812 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.5% (See Item 5)

14.	Type of Reporting Person IN

CUSIP No. 885218800

1.	Name of Reporting Person
Mark R. Patterson

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,561,812 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,561,812 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,561,812 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 28.5% (See Item 5)

14.	Type of Reporting Person IN

This Amendment No. 1 (this “Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of (i) TMA Ltd., (ii) TMA (Cayman) L.P. (“TMA (Cayman)”), (iii) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), (v) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), (vi) MatlinPatterson LLC (“MatlinPatterson”), (vii) David J. Matlin and (viii) Mark R. Patterson originally filed on December 8, 2008 (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Thornburg Mortgage, Inc. (the “Issuer”).  TMA Ltd., TMA Cayman, MP TMA L.P. (“MP TMA”), MP TMA (Cayman) L.P. (“MP TMA (Cayman)”), MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)”), Matlin Global Partners, Matlin Advisers, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson are collectively referred to in this Amendment No. 1 as the “Reporting Persons” and each is a “Reporting Person.”  Each of MP TMA, MP TMA (Cayman), Matlin Partners (Delaware) and Matlin Partners (Cayman) are hereby added by this Amendment No. 1 as Reporting Persons as defined in the Schedule 13D.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 2.

Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following:

MP TMA is a limited partnership organized under the laws of Delaware.  MP TMA (Cayman) is a limited partnership organized under the laws of Delaware.  Each of MP TMA and MP TMA (Cayman) is in the business of investing in equity and debt securities of companies.

Matlin Partners (Delaware) is a limited partnership organized under the laws of Delaware.  Matlin Partners (Cayman) is a limited partnership organized under the laws of the Cayman Islands.  Each of Matlin Partners (Delaware) and Matlin Partners (Cayman) is in the business of investing in equity and debt securities of companies.

Item 3.

Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

All of the Additional Warrants held by TMA Ltd., which were exercisable for 119,285,180 shares of Common Stock with a market value of $0.17 per share, were exercised on December 23, 2008 by cashless exercise at an exercise price of $0.01 per share. Pursuant to such cashless exercise, TMA Ltd. received a net number of 112,268,405 shares of Common Stock.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

(a)-(b) As set forth in Item 4, on November 26, 2008 the Issuer issued 276,519,943 Additional Warrants exercisable into 276,519,943 shares of Common Stock (prior to giving effect to any anti-dilution adjustments pursuant to the Warrant Agreement) to the Participants.  TMA Ltd. acquired 114,249,521 of such Additional Warrants.

On December 18, 2008, pursuant to the Override Agreement, the Issuer issued warrants exercisable for 14,176,464 shares of Common Stock (the “Override Warrants”) to the Counterparties (as defined in the Override Agreement, which definition does not include the MP Entities) resulting in an anti-dilution increase of 6,470,645 in the aggregate number of Additional Warrants outstanding.  This anti-dilution adjustment was made on a pro-rata basis to all holders of Additional Warrants.  Taking into consideration the issuance of such anti-dilution Additional Warrants and the exercises of some of the Additional Warrants following November 26, 2008, a total of 153,277,110 Additional Warrants were outstanding following such anti-dilution adjustments.  On December 23, 2008, TMA Ltd. exercised on a cashless basis the Additional Warrants it held, which were exercisable for 119,285,180 shares of Common Stock with a market value of $0.17 per share at an exercise price of $0.01 per share.  Pursuant to such cashless exercise, TMA Ltd. received a net number of 112,268,405 shares of Common Stock.  After such cashless exercise TMA Ltd. held a total of 112,268,405 shares of Common Stock.

On December 24, 2008, TMA Ltd. distributed on a pro rata basis for no consideration all of its assets to its shareholders: TMA (Cayman) and Matlin Partners (Cayman).  As a result, TMA (Cayman) became the direct owner of an additional 86,502,469 shares of Common Stock and Matlin Partners (Cayman) became the direct owner of an additional 25,765,936 shares of Common Stock (collectively, the “Additional Warrant Shares”).  Subsequently on December 24, 2008, (i) TMA Ltd. was dissolved, (ii) Matlin Partners (Cayman) contributed all of its Additional Warrant Shares to MP TMA (Cayman) in return for additional equity interests therein, (iii) TMA (Cayman) distributed all of its interest in the Additional Warrant Shares to TMA (Cayman)’s limited partners, (iv) TMA (Cayman)’s limited partners contributed all of their Additional Warrant Shares to Matlin Partners (Delaware) in return for equity interest therein, (v) TMA (Cayman) was dissolved and (vi) Matlin Partners (Delaware) contributed all of its Additional Warrant Shares to MP TMA in return for equity interests therein (collectively, the “Reorganization”).  As a result of the Reorganization, TMA Ltd. and TMA (Cayman) ceased to be five percent owners of the Common Stock. However, the other Reporting Persons for whom this Amendment No. 1 is being filed will remain subject to the reporting requirements under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Based on information provided by the Issuer, 423,373,122 shares of Common Stock were outstanding as of December 23, 2008.  Based on the foregoing information, as of the date hereof, (i) each of TMA Ltd. and TMA (Cayman) L.P. holds 0 shares of Common Stock and may be deemed to beneficially own 0% of the outstanding shares of Common Stock, (ii) MP TMA holds 92,892,512 shares of Common Stock and may be deemed to beneficially own 21.9% of the outstanding shares of Common Stock, (iii) MP TMA (Cayman) holds 27,669,300 shares of Common Stock and may be deemed to beneficially own 6.5% of the outstanding shares of Common Stock and (iv) each of Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Global Partners, Matlin Advisers, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson may be deemed to have voting and investment power over the aggregate number of 120,561,812 shares of Common Stock held by MP TMA and MP TMA (Cayman) and may be deemed to beneficially own 28.5% of the outstanding shares of Common Stock.

Assuming that all outstanding Escrowed Warrants, Additional Warrants and Override Warrants were exercised, 120,561,812 shares of Common Stock would represent approximately 26.9% of the shares of Common Stock on a fully-diluted basis.

Matlin Partners (Delaware) holds 100 percent of the ownership interests in MP TMA. Matlin Partners (Cayman) holds 100 percent of the ownership interests in MP TMA (Cayman).  Matlin Global Partners is the general partner of each of the Matlin Partners, MP TMA and MP TMA (Cayman) and, as a result, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Matlin Advisers, as the investment adviser of the Matlin Partners, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Matlin Asset Management holds 100 percent of the voting interest in and equity of Matlin Advisers and holds 100 percent of the voting interest in Matlin Global Partners.  MatlinPatterson holds 100 percent of the equity of Matlin Asset Management.  Each of Matlin Asset Management, as the sole member of Matlin Advisers and a holder of 100% of the voting interest in Matlin Global Partners, MatlinPatterson, as the sole member of Matlin Asset Management, and Messrs. Matlin and Patterson (each of whom is a holder of 50 percent of the membership interests in MatlinPatterson), has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  As a result, each of the Matlin Partners, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Messrs. Matlin and Patterson may be deemed to beneficially own the shares of Common Stock directly owned by MP TMA and MP TMA (Cayman).  Each of the Reporting Persons disclaims beneficial ownership of the shares held by MP TMA L.P. and MP TMA (Cayman) L.P., and the inclusion of these shares in the Schedule 13D and this Amendment No. 1 shall not be construed as an admission that any such person is, for the purposes Section 13(d) of the Exchange Act, or for any other purpose, the beneficial owner of any securities included herein.

(c) Except as disclosed in the Schedule 13D and this Amendment No. 1, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

(d)  Not applicable.

(e)  On December 24, 2008, TMA Ltd. and TMA (Cayman) ceased to be beneficial owners of more than five percent of the Common Stock.

The information set forth or incorporated by reference into Items 2 and 4 is hereby incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference herein.

Item 7.

Material to Be Filed as Exhibits

Exhibit	Description

1	Joint Filing Agreement, dated as of December 24, 2008, among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  December 24, 2008

Signatures:	TMA LTD. By: /s/ Lawrence M. Teitelbaum_______________ Name: Lawrence M. Teitelbaum Title: Authorized Person
TMA (Cayman) L.P. By: MATLINPATTERSON GLOBAL PARTNERS III LLC, its General Partner By: /s/ Lawrence M. Teitelbaum______________________ Name: Lawrence M. Teitelbaum Title: Authorized Person
MP TMA L.P. By: MATLINPATTERSON GLOBAL PARTNERS III LLC, its General Partner By: /s/ Lawrence M. Teitelbaum ______________________ Name: Lawrence M. Teitelbaum Title: Authorized Person
MP TMA (CAYMAN) L.P. By: MATLINPATTERSON GLOBAL PARTNERS III LLC, its General Partner By: /s/ Lawrence M. Teitelbaum ______________________ Name: Lawrence M. Teitelbaum Title: Authorized Person

MATLINPATTERSON GLOBAL PARTNERS III LLC By: /s/ Lawrence M. Teitelbaum______________________ Name: Lawrence M. Teitelbaum Title: Authorized Person

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:

MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Lawrence M. Teitelbaum ______________________

Name:  Lawrence M. Teitelbaum

Title:  Authorized Person

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P.

By:

MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Lawrence M. Teitelbaum ______________________

Name:  Lawrence M. Teitelbaum

Title:  Authorized Person

MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ Lawrence M. Teitelbaum, as attorney-in-fact for David J. Matlin, Chief Executive Officer Name: Lawrence M. Teitelbaum Title: attorney-in-fact

MATLINPATTERSON ASSET MANAGEMENT LLC

By:  MATLINPATTERSON LLC, its Manager

By:

/s/ Lawrence M. Teitelbaum, as-attorney-in fact for David J. Matlin, Member

Name:  Lawrence M. Teitelbaum

Title: attorney-in-fact

MATLINPATTERSON LLC By: /s/ Lawrence M. Teitelbaum, as attorney-in-fact for David J. Matlin, Member Name: Lawrence M. Teitelbaum Title: attorney-in-fact
DAVID J. MATLIN By: /s/ Lawrence M. Teitelbaum, as attorney-in-fact for David J. Matlin Name: Lawrence M. Teitelbaum Title: attorney-in-fact
MARK R. PATTERSON By: /s/ Lawrence M. Teitelbaum, as attorney-in-fact for Mark R. Patterson Name: Lawrence M. Teitelbaum Title: attorney-in-fact